Exhibit 21.1

Subsidiaries of Unity Software Inc.

Name of Subsidiary	Jurisdiction of Organization
Unity Technologies SF	United States
Mercer Road Corp	United States
Unity IPR ApS	Denmark
Unity Technologies ApS	Denmark
Unity Technologies Finland OY	Finland